Exhibit 99.1

Banco Itaú Chile and subsidiaries As of and for the eight-month periods ended August 31, 2023 and 2022

The financial information of Banco Itaú Chile as of and for the eight-month periods ended August 31, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Aug'23	Aug'22
Total loans			27,310,468	26,784,037
Total assets			41,602,139	41,596,394

Deposits and other demand liabilities			5,759,015	6,454,367
Time deposits and other time liabilities			13,024,833	11,832,657
Interbank borrowings			4,996,110	5,370,152
Debt and regulatory capital instruments issued			8,166,779	7,533,420

Equity			3,599,991	3,249,702
Total equity attributable to equity holders of the Bank			3,596,812	3,246,729
Non-controlling interest			3,179	2,973

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1]

In Ch$ million	8M'23	8M'22	8M'23	8M'22
Net operating profit before provision for loan losses [2]	969,401	992,527	971,198	937,833
Loan losses expenses [3]	(215,848)	(175,330)	(215,848)	(175,330)
Total operating expenses [4]	(475,946)	(476,884)	(475,946)	(476,884)
Operating income	277,607	340,313	279,404	285,619
Income from investments in companies	2,929	2,841	2,929	2,841
Operating income before income taxes	280,536	343,154	282,333	288,460
Income taxes	(16,711)	(28,704)	(18,508)	25,990
Consolidated income for the period	263,825	314,450	263,825	314,450

Net income attributable to holders of the Bank	263,801	314,412	263,801	314,412
Non-controlling interest	24	38	24	38

1‒ Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2- Net operating profit before provision for loan losses includes $60,725 million corresponding to the up-front payment received for the granting of the right to exclusive access to Cardif to the bank's distribution channels, the implementation of which was completed in April 2023.

3‒ Includes $8,100 million of additional provisions established during the eight-month period ended August 31, 2023 ($36,668 million established during the eight-month period ended August 31, 2022).

4- Includes $3,701 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Chile. Established in april 2023 (Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia established in may 2022).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer